3-12-04

04004739

U.S. SECURIT... ...MISSION
WASHINGTON, D.C. 20549

AM 3/11/2004 **

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 51348

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Hollencrest Securities, LLC — Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle, Suite 500
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Pellizzon, Member — (949) 737-7700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa	California	92626
(Address)	City	State	Zip Code

SEC MAIL PROCESSING RECEIVED FEB 27 2004 SECTION

CHECK ONE:

- x Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Peter J. Pellizzon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hollencrest Securities, LLC (the "Company") as of December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

NITA L. CHARLTON
Commission # 1450440
Notary Public - California
Orange County
My Comm. Expires Nov 19, 2007

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Members' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

HOLLENCREST SECURITIES, LLC
(SEC I.D. No. 8-51348)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Members
Hollencrest Securities, LLC

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the "Company") as of December 31, 2003, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Hollencrest Securities, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2004

HOLLENCREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 551,277
RECEIVABLE FROM CLEARING BROKER	188,528
RECEIVABLE FROM CUSTOMERS	97,199
SECURITIES OWNED:	
Marketable—at market value	33,974
Not readily marketable—at estimated fair value	20,100
Total securities owned	54,074
BROKER DEPOSIT	100,000
EQUIPMENT, SOFTWARE, FURNITURE AND FIXTURES—At cost, net of accumulated depreciation and amortization of $300,616	235,499
DEPOSITS AND OTHER ASSETS	106,520
TOTAL	$ 1,333,097

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES	$ 383,840
DEFERRED INCOME	100,000
CAPITAL LEASES PAYABLE	74,537
Total liabilities	558,377
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)	
MEMBERS' EQUITY	774,720
TOTAL	$ 1,333,097

See accompanying notes to statement of financial condition.

1. ORGANIZATION

The accompanying financial statement includes the accounts of Hollencrest Securities, LLC (the "Company"). The Company is a California limited liability company ("LLC") with four managing members with 25% ownership interest each. The allocation of net profit (loss) of the Company is determined by the managers in accordance with terms set forth in the operating agreement. The Company operates as a registered broker/dealer and clears all securities transactions for the accounts of the Company and its customers utilizing other broker/dealers on a fully disclosed basis. The Company provides investment and financial services to a variety of institutional and corporate clients. The types of investment transactions include various securities, future contracts on intangibles and mutual fund shares of investment company securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Owned—Marketable securities owned primarily comprise equity securities and are valued at current market prices, which consist of last sales price on day of valuation. The fair value of securities not traded on an exchange has been reflected at market bid prices. The amounts realized from future transactions may differ materially from the market bid prices reflected in the statement of financial condition. Securities not readily marketable consist of common stock and warrants of private companies that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions or conditions applicable to the securities. Securities not readily marketable are valued at fair value by management based on their knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated fair values may differ from values that would have been used had a ready market for the securities existed, and the difference could be material.

Equipment, Software, Furniture and Fixtures—Equipment, software, furniture and fixtures are recorded at cost and depreciated over the shorter of their estimated useful lives or the lease contract period using the straight-line method. Estimated useful lives range from three to seven years.

Capitalization of Software—The costs to develop software are capitalized in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Capitalization begins when management authorizes and commits to funding a project it believes will be completed and used to perform the functions intended and the conceptual foundation, design and testing of possible software project alternatives have been completed.

Long-Lived Assets—As required by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

Deposits and Other Assets—Deposits and other assets consist of $75,952 of deposits and prepaid expenses and $30,568 of receivables due from other broker/dealers and mutual fund companies for fees earned by the Company, which are considered nonallowable assets for the purpose for the net capital calculation.

Management Fees—Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company. At December 31, 2003, the Company had $257,782 in finance and management fee receivables outstanding, of which $160,583 and $97,199 are recorded in receivable from clearing broker and customers, respectively, in the accompanying statement of financial condition.

Deferred Income—Deferred income relates to $120,000 that the Company received in September 2003 from an investment banking firm for services the Company will provide to the investment banking firm through October 2004. The Company is amortizing the deferred income over 12 months.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Tax Provision—No provision for federal or state income taxes is included in the accompanying statement of financial condition since the Company is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns. The Company is subject to a state franchise tax for LLCs, as well as a limited liability fee based on total annual income, which has been recorded in the accompanying statement of financial condition.

Recently Issued Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

- A financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur

- A financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

- A financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The Company's adoption of such standard did not have a material impact on its statement of financial condition.

In January 2003, the FASB issued Interpretation No. ("FIN") 46, *Consolidation of Variable Interest Entities*. FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. Adopting FIN 46 will not have a material impact on the Company's operational results or financial position since it does not have any variable interest entities.

In November 2002, FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others—an interpretation of FASB Statements No 5, 57, and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such on January 1, 2003, and such adoption did not have a material impact on its statement of financial condition.

3. EQUIPMENT, SOFTWARE, FURNITURE AND FIXTURES

Equipment, software, furniture and fixtures consisted of the following as of December 31, 2003:

Office equipment	$ 41,513
Computer equipment and purchased software	272,964
Internally developed software	19,558
Furniture and fixtures	202,080
	536,115
Less accumulated depreciation	(300,616)
	$ 235,499

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Litigation—In the normal course of business, the Company is involved in litigation. Management does not expect the ultimate outcome of any pending litigation to have a material effect on the Company's financial position.

Leases—The Company leases its offices and certain equipment under noncancelable capital and operating leases. The Company has the following operating lease commitments:

Year Ending December 31	
2004	$ 247,501
2005	252,434
2006	257,367
2007	252,485
Total	$ 1,009,787

Leased property under capital leases consisted of the following as of December 31, 2003:

Office equipment	$ 11,313
Computer equipment	49,671
Furniture and fixtures	101,378
Total property under capital leases	162,362
Accumulated depreciation	(71,704)
Total	$ 90,658

The future minimum lease payments under capital leases, including the present value of the net minimum lease payments, consisted of the following as of December 31, 2003:

Year Ending December 31	
2004	$ 38,023
2005	33,793
2006	2,816
Total minimum lease payments	74,632
Less amount representing interest	(95)
Present value of net minimum lease payments	$ 74,537

The amount necessary to reduce minimum lease payments to their present value is calculated using the interest rate implicit in the lease at the inception of the lease.

5. PROFIT-SHARING AND PENSION PLAN

The Company has a profit-sharing 401(k) savings plan (the "Plan"), which covers substantially all employees. The Company has received qualified status for the Plan from the Internal Revenue Service. During the year ended December 31, 2003, the Company recorded a payable for $127,400 as a contribution to the Plan.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received

to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, under the most restrictive requirement, the Company had net capital of $310,248, which was $210,248 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 19, 2004

Hollencrest Securities, LLC
100 Bayview Circle, Suite 500
Newport Beach, California 92660-8903

Dear Sirs:

In planning and performing our audit of the financial statements of Hollencrest Securities, LLC (the "Company") for the year ended December 31, 2003 on which we issued our report dated February 19, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP